ROBERT O. KNUTSON
Attorney at Law

9372 Creekwood Drive	Phone: (952)941-0908
Eden Prairie, MN 55347	Fax: (952)941-2744

January 14, 2011

Division of Corporation Finance	Re: Response to SEC Letter dtd 12/30/10
U. S. Securities and Exchange Commission	to Viper Powersports Inc.
Washington, D.C. 20549
Attn: Doug Jones

Dear Commission:

This letter is in response to your comment letter to Viper Powersports Inc. (“Viper”) dated December 30, 2010 and addressed to our CFO Jerome Posey. I am the Chairman, Secretary and Legal Counsel of Viper and am the person who will respond to you on these matters.

As stated in my phone conference with Mr. Jones which occurred within 10 business days of receipt of your comment letter, we are working on responses to your various comments including having our outside auditor engaged in this matter. We intend to have our responses sent to you in an Edgardized format by the end of this present month January 2011. As stated in our phone conference and requested in your comment letter, Viper confirms that it will revise and amend its filings to conform with your comments unless we believe your comments do not apply to our fact situation.

As requested at the end of your comment letter, Viper acknowledges the following:

(i)Viper is responsible for the adequacy and accuracy of disclosures in its filings;
(ii) SEC staff comments or changes to disclosure in response to staff comments do not foreclose your Commission from taking any action with respect to our filings; and
(iii) Viper may not assert staff comments as a defense in any proceeding initiated by your Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert O. Knutson

Robert O. Knutson
cc: Jerome L. Posey, CFO